J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, New York 10022

July 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Constellation Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-225822

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Constellation Pharmaceuticals, Inc. (the “Registrant”) that the effective time of the above-referenced Registration Statement on Form S-1 (File No. 333-225822), as amended, be accelerated so that it may become effective at 4:00 p.m. Eastern time on July 18, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Pursuant to Rule 460 under the Act, we, as underwriters, wish to advise you that during the period from July 9, 2018 through 5:00 pm, Eastern time, on July 13, 2018, approximately 1,731 copies of the preliminary prospectus, dated July 9, 2018, included in the above-referenced Registration Statement were distributed to prospective underwriters, institutions, dealers and others.

We were advised on July 10, 2018 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Each of the Representatives confirms on behalf of itself and the other participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC

As Representatives of the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Executive Director

By:	JEFFERIES LLC

By:	/s/ Dustin Tyner
Name:	Dustin Tyner
Title:	Managing Director

[Signature Page to Representative Acceleration Request]